UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 29, 2024

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Regaining Compliance with the Bid Price Requirement to Continue Listing on Nasdaq

JE Cleantech Holdings Limited (Nasdaq: JCSE) received a letter on August 27, 2024 (the “Compliance Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Compliance Letter informed the Company that it had regained compliance with Nasdaq’s bid price requirement (the “Bid Price Requirement”) in Listing Rule 5550(a)(2), as required by the Nasdaq Hearing Panel’s decision dated July 15, 2024. Accordingly, the Company’s common stock will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Ms. HONG Bee Yin, CEO and Founder of JE Cleantech.

On August 29, 2024, the Company issued a press release relating to the Compliance Letter and the information described above (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2024	JE CLEANTECH HOLDINGS LIMITED

	By:	/s/ LONG Jia Kwang
LONG Jia Kwang
Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by JE Cleantech Holdings Limited on August 29, 2024, to announce the Company had regained Compliance with the Bid Price Requirement to Continue Listing on Nasdaq.